

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2024

Brian Zasitko
Chief Financial Officer
Lucy Scientific Discovery, Inc.
301-1321 Blanshard Street
Victoria, British Columbia, Canada V8W 0B6

> **Re: Lucy Scientific Discovery, Inc.**
> **Registration Statement on Form S-1**
> **Filed on January 12, 2024**
> **File No. 333-276489**

Dear Brian Zasitko:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed January 12, 2024

Selling Stockholders, page 30

1. In a PIPE transaction, a registered resale of securities is permitted where the investor is irrevocably bound to purchase a set number of securities for a set purchase price that is not based on a market price or a fluctuating ratio. In addition, there can be no conditions that an investor can cause not to be satisfied, including conditions related to market price of the securities. Further, the closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement. In light of such, please provide us with your analysis regarding your eligibility to register the resale of the common stock underlying the Notes that may be issued in connection with Subsequent Tranches, the payment for which remain in the selling stockholders' "sole discretion", and the 1,364,325 common shares issuable upon effectiveness of the registration statement with a value based on the lowest daily VWAP during the 20 trading days preceding the date of issuance. For guidance, refer to Securities Act Sections

Compliance & Disclosure Interpretation 139.11.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tamika Sheppard at 202-551-8346 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Joseph Lucosky, Esq.